Exceed Announces Strategic Land Purchase

Fujian, China — February 17, 2012 — Exceed Company Ltd. (NASDAQ: EDS) (“EDS”, “Exceed” or the “Company”), the owner and operator of “Xidelong” brand – one of the leading domestic sportswear brands in China, today announced that it has entered into an agreement to acquire a 400,000 square meter (approximately 600 acres) parcel of land in Ruichang, Jiangxi Province, for a total purchase price of RMB198,000,000 (approximately US$31.5 million), of which a deposit of RMB46,800,000 (approximately US$7.4 million) has been paid. The Company intends to establish a new operating subsidiary in Jiangxi Province and construct a new production facility on the purchased land in order to increase its internal manufacturing capacity.

Mr. Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “In an effort to further strengthen Exceed’s position in China’s evolving sportswear market, we initiated a new operational plan in early 2011 to help increase our bargaining power, create greater supply chain stability and ultimately, increase gross profit margin. Expansion of our internal manufacturing capacity is a key element of our operational plan, and this land purchase represents a significant milestone towards that goal. We expect construction of the new facility to be completed by 2013, at which time we estimate that our total annual production capacity for footwear products will reach approximately 30 million pairs. In addition, the new production facility will provide us with our first internal apparel production capabilities.”

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol "EDS".

For further information, please contact:

Investor Relations (Hong Kong)	Investor Relations (US)
Mahmoud Siddig	Bryan Degnan
Taylor Rafferty	Taylor Rafferty
T: +852 3196 3712	T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com	E: Exceed@Taylor-Rafferty.com